

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

October 25, 2017

VIA E-mail
Mr. Philip V. Bancroft
Executive Vice President and Chief Financial Officer
Chubb Limited
Baerengasse 32
Zurich, Switzerland CH-8001

Re: Chubb Limited
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 28, 2017
File No. 001-11778

Dear Mr. Bancroft:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Accounting Branch Chief
Office of Healthcare and Insurance